UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No......... )*

                         Star Multi-Care Services, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    20050L100
                    -----------------------------------------
                                 (CUSIP Number)

        Norman H. Pessin, 605 Third Ave., 19th Floor, New York, NY 10158

                               (tel: 212-476-5654)
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    12/14/00
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

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                               Page 1 of 5 Pages

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               Page 2 of 5 Pages

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1)    Names of Reporting Persons, S.S or I.R.S. Identification Nos of Above
      Persons:

      SEP   IRA F/B/O Norman H. Pessin
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2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   N/A
            (b)
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3)    SEC Use Only

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4)    Source of Funds (See Instructions)

                        PF
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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) of 2(e)

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6)    Citizenship or Place of Organization: USA

                  --------------------------------------------------------------
                  7)    Sole Voting Power: 114,767
Number of
Shares            --------------------------------------------------------------
Beneficially      8)    Shared Voting Power: ------------
owned by each
Reporting         --------------------------------------------------------------
Person with       9)    Sole Dispositive Power: 114,767

                  --------------------------------------------------------------
                  10)   Shared Dispositive Power: ------------

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person
      114,767

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12)   Check if the Aggregate Amount in Row (11) Excludes certain shares: N/A

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13)   Percent of Class Represented by Amount in Row (11): 6.321%

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14)   Type of Reporting Person (See Instructions): IN

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                               Page 3 of 5 Pages

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ITEM 1: IDENTITY AND BACKROUND

      (a)   Norman H. Pessin
      (b)   Norman H. Pessin, 605 Third Ave., 19th Floor, New York, NY 10158
      (c)   Retired
      (d)   None
      (e)   None
      (f)   USA

ITEM 3: SOURCE AND AMOUNT OF FUNDS

      A total of 114,767 shares were purchased with $107,665 of funds in the SEP IRA Account F/B/O Norman H. Pessin.

ITEM 4: PURPOSE OF TRANSACTION

      The shares were purchased for investment. The filer reserves the right to seek changes in the management of the issuer in the future or in its business. No such plans currently exist.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

      (a) The SEP IRA Account beneficially owns 114,767 or 6.321% of the outstanding shares of Common Stock of the issuer.

      (b) The SEP IRA Account has sole power of disposition over the 114,767 shares and sole power to vote the 114,767 shares.

      (c) The SEP IRA Account F/B/O Norman H. Pessin purchased an aggregate of 114,767 shares on September 20, 2000, September 22, 2000, October 13, 2000, October 17, 2000, October 30, 2000, October 31, 2000, November 6, 2000, November 27, 2000, November 29, 2000, December 12, 2000, December 14, 2000, December 15,
2000, and January 17, 2001 for a total purchase price of $107,665.

      (d)   Not Applicable

      (e)   Not Applicable

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      N/A

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

      N/A


                               Page 4 of 5 Pages

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEP IRA ACCOUNT F/B/O NORMAN H. PESSIN


By:  /s/ Norman H. Pessin
     ---------------------------------
        Norman H. Pessin

January 29, 2001

                               Page 5 of 5 Pages